Exhibit 99.1

June 8, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Sale of Certain Assets of ProMed Properties Inc.

The Company is pleased to report that on June 6, 2014, ProMed Properties Inc., a wholly-owned subsidiary of the Company which owns and operates medical office buildings in the United States (“ProMed”), completed the sale of five medical office buildings to a third party (a sixth asset is expected to be sold to the same third party, subject to customary closing conditions, by June 30, 2014). The aforementioned assets comprise a total 41,000 square meters and were sold for an aggregate $200 million (before deal costs). The assets have an aggregate outstanding debt of approximately of $106 million, of which approximately $90 million will be assumed by the buyer.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.